SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with Braskem’s unaudited consolidated interim financial information at June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011, furnished to the United States Securities and Exchange Commission, or the SEC, on August 17, 2012, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements at December 31, 2011 and 2010 and for the three years ended December 31, 2011 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 10, 2012, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

The following discussion and analysis of our financial condition and results of operations has been organized to present the following:

•          a brief overview of our company and the principal factors that have influenced our results of operations during the six-month period ended June 30, 2012;

•          a review of our financial presentation;

•          a discussion of developments since June 30, 2012 that may materially affect our results of operations, financial condition and liquidity;

•          a discussion of our results of operations for the six-month periods ended June 30, 2012 and 2011; and

•          a discussion of our liquidity and capital resources, including our cash flows for the six-month period ended June 30, 2012 and our material short-term and long-term indebtedness at June 30, 2012.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 28 plants in Brazil, five plants in the United States and two plants in Germany as of June 30, 2012. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the third largest Brazilian-owned private sector industrial company, based on net sales revenue in 2011. We recorded net sales revenue of R$17,362.6 million and net loss of R$881.0 million during the six-month period ended June 30, 2012, and net sales revenue of R$33,176.2 million and a net loss of R$516.8 million during the year ended December 31, 2011.

Our results of operations will be significantly influenced in future periods as a result of our acquisition of the polypropylene business of the Dow in the Dow Polypropylene Acquisition. For information regarding this acquisition, see “Item 4. Information on the Company—History and Development of Our Company—The Dow Polypropylene Acquisition” in the Braskem Annual Report. In addition, our results of operations for the six-month periods ended June 30, 2012 and 2011 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•     the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•     the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•     the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and the average price of which declined by 0.1% during the six-month period ended June 30, 2012 compared to the corresponding period of 2011;

•     the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•     our capacity utilization rates, which increased during the six-month period ended June 30, 2012 compared to the corresponding period of 2011, primarily as a result of the recovery of our utilization following the negative impact on utilization rates during the six-month period ended June 30, 2011 of the unscheduled shutdown of our plants in the States of Bahia and Alagoas, including our plants at the Northeastern Complex and the plants of our Vinyls Unit, as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure;

•     increases to our production capacity as our new PVC plant located in Alagoas, which commenced production in the commissioning phase in May 2012, ramps up its production to its designed annual production capacity of 200,000 tons of PVC, which we expect will be achieved during the third quarter of 2012;

•     increases to our production capacity as our new butadiene plant located in the Southern Complex, which commenced production in the commissioning phase in June 2012, ramps up its production to its designed annual production capacity of 100,000 tons of butadiene, which we expect will be achieved during the third quarter of 2012;

•     changes in the real/U.S. dollar exchange rate, including the 7.8% depreciation of the Brazilian real against the U.S. dollar during the six-month period ended June 30, 2012 compared to the 6.3% appreciation of the Brazilian real against the U.S. dollar during the corresponding period of 2011, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•     the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•     the inflation rate in Brazil, which was 3.60% during the six-month period ended June 30, 2012 compared to 2.96% during the corresponding period of 2011, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•     the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at June 30, 2012 and for the six-month periods ended June 30, 2012 and 2011 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

Realignment of Business Segments

We have reported our results for the six-month periods ended June 30, 2012 and 2011 giving effect to the realignment of our segments in April 2012 described below, and we have included a reconciliation of the results of operations of our segments to our consolidated results of operations under “Results of Operations for the Six-month Period Ended June 30, 2012 Compared with Six-Month Period Ended June 30, 2011” below.

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Prior to April 2012, we had four production business units and one distribution business unit, and reported our results by five corresponding segments to reflect this organizational structure:

•     Basic Petrochemicals—This segment included (1) our production and sale of basic petrochemicals at the Northeastern Complex and the Southern Complex, (2) our production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex as from May 1, 2010 as a result of our acquisition of control of Quattor, and (3) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•     Polyolefins—This segment included the production and sale of polyethylene and polypropylene by our company, excluding the operations Braskem America and including the production and sale of polyethylene and polypropylene by the polyethylene and polypropylene plants acquired as part of the Quattor Acquisition as from May 1, 2010 as a result of our acquisition of control of Quattor.

•     International Business—This segment included (1) the operations of Braskem America, which consists of the production and sale of polypropylene in the United States, (2) following the Dow Polypropylene Acquisitions, the operations of the two polypropylene plants in Germany, and (3) the production of “green” polyethylene in Brazil. This segment began reporting as from April 1, 2010 as a result of the Sunoco Chemicals Acquisition.

•     Vinyls—This segment included our production and sale of PVC, caustic soda and EDC.

•     Chemical Distribution—This segment included the operations of QuantiQ, included the operations of Unipar Comercial from May 1, 2010 until its merger with QuantiQ on January 3, 2011, and included the operations of Varient prior to our disposal of Varient in June 2010. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

In April 2012, we realigned our organizational structure to better reflect our business activities and to more closely correspond to our principal products and production processes. As a result of this realignment:

•     our operations related to the production of “green” polyethylene in Brazil, which were previously part of our International Business Unit, which has been renamed the United States and Europe Unit, and reported as part of our International Business segment, are now included in our Polyolefins Unit, which has been renamed the Polyolefins and Renewables Unit, and report as part of our Polyolefins segment; and

•     our businesses and projects in Latin America outside Brazil, particularly our projects in Mexico and Venezuela is now included in our Latin America Unit, and reports as part of our Other segment.

As a result of this realignment, our business segments currently consist of:

•     Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•     Polyolefins—This segment includes the production of polyethylene, including “green” polyethylene, and polypropylene by our company in Brazil and the sale of the polyolefins produced by our plants in Brazil.

•     International Business— This segment includes (1) the production and sale of polypropylene in the United States, and (2) the production and sale of polypropylene in Germany as from October 1, 2011 as a result of the Dow Polypropylene Acquisition.

•     Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•     Chemical Distribution—This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

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As a result of this realignment of our business activities and segments, the results of operations of our Polyolefins and International Business segments included in this report are not completely comparable to the results of operations of these segments as reported under “Item 5: Operating and Financial Review and Prospects” in the Braskem Annual Report. We have not reclassified the revenues and expenses of these segments in our financial statements for dates and periods prior to December 31, 2011, but expect to do so in connection with the preparation of our financial statements as of and for the year ended December 31, 2012.

Recent Developments

Commissioning of Butadiene Plant in Southern Complex

In June 2012, we commenced production of butadiene as part of the commissioning phase of our new plant located in the Southern Complex. We expect that this plant, which has a designed annual production capacity of 100,000 tons, will be fully operational during the third quarter of 2012.

Issuance of 7.125% Notes due 2041

In July 2012, we issued and sold US$250.0 million aggregate principal amount of our 7.125% Notes due 2041. Interest on these notes is payable semi-annually in arrears in January and July of each year and these notes mature on July 22, 2041. We intend to use the net proceeds of the sale of these notes to prepay a portion of our short-term and long-term indebtedness and for general corporate purposes.

Credit Export Note Facilities

In July 2012, we entered into a credit export note facility with a Brazilian financial institution in an aggregate principal amount of R$140.0 million. The loan proceeds are being used to reinforce our working capital through the production and export of exportable goods. Principal on this loan is due upon maturity in September 2012. This loan bears interest at a floating rate equivalent to 105.5% of CDI and interest is payable on the principal payment date.

Borrowings under ACCs (Adiantamento sobre Contrato de Câmbio)

In July and August 2012, we entered into twelve ACCs with two Brazilian financial institutions in the aggregate principal amount of US$220.0 million in connection with the export of petrochemical products. As of September 4, 2012, we have repaid US$90.0 million under these contracts. Under the remaining contracts, we are obligated to export goods in the amount of US$130.0 million by the end of September 2012.

Import Financing Agreements

In August 2012, we entered into two import financing facility agreements with a Brazilian financial institution in an aggregate principal amount of US$85.0 million in connection with the import of certain goods. The loans bear interest at annual rates of 0.75% and 0.80% and mature in September 2012.

Share Repurchase Programs

On August 28, 2012, our current share repurchase program expired. Under this share repurchase program we were authorized to repurchase up to 12,162,504 class A preferred shares at market prices over the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A.—Bolsa de Valores, Mercadorias e Futuros), or the “BM&FBOVESPA.” From August 26, 2011 to August 28, 2012, we repurchased 2,595,300 class A preferred shares under this share repurchase program for an aggregate amount of R$33.2 million.

On August 13, 2012, we announced that our board of directors had authorized a share repurchase program under which we will be authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time between August 29, 2012 and August 28, 2013. Shares that are repurchased will be held in treasury and may be resold or cancelled. From August 29, 2012 to September 4, 2012, we repurchased 182,300 class A preferred shares under this share repurchase program for an aggregate amount of R$2.4 million.

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Results of Operations for the Six-Month Period Ended June 30, 2012 Compared with Six-Month Period Ended June 30, 2011

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our acquisition of the polypropylene business of Dow, we have fully consolidated the results of this business into our financial statements as from October 1, 2011 and included the results of this business in our International Business segment as from such date.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Six-Month Period Ended June 30, 2012
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$11,689.0	R$(10,762.5)	R$926.5	R$(234.9)	R$—	R$(18.0)	R$673.6
Polyolefins	6,747.4	(6,318.6)	428.8	(434.3)	—	(5.0)	(10.5)
International Business	2,733.5	(2,654.2)	79.3	(113.0)	—	258.6	224.9
Vinyls	925.1	(922.5)	2.6	(60.9)	—	(0.8)	(59.1)
Chemical Distribution	417.2	(347.1)	70.1	(52.1)	—	1.0	19.0
Total segments	22,512.2	(21,004.9)	1,507.3	(895.2)	—	235.8	847.9
Other segment(2)	92.9	(78.8)	14.1	(31.6)	—	(1.0)	(18.5)
Corporate unit(3)	—	—	—	(134.0)	2.1	50.1	(81.8)
Reclassifications and eliminations(4)	(5,242.5)	5,209.8	(32.7)	—	—	—	(32.7)
Consolidated	R$17,362.6	R$(15,873.9)	R$1,488.7	R$(1,060.8)	R$2.1	R$284.9	R$714.9

	Six-Month Period Ended June 30, 2011
	Net sales revenue	Cost of sales and services rendered	Gross profit	Selling, general, administrative and distribution expenses	Equity in results of investees	Other operating income (expense), net(1)	Operating profit
	(in millions of reais)

Basic Petrochemicals	R$11,315.7	R$(9,941.6)	R$1,374.1	R$(267.4)	R$—	R$(13.9)	R$1,092.8
Polyolefins	6,293.8	(5,591.4)	702.4	(408.4)	—	1.2	295.2
International Business	1,355.6	(1,217.4)	138.2	(53.5)	—	(2.7)	82.0
Vinyls	850.0	(786.9)	63.1	(72.0)	—	(23.0)	(31.9)
Chemical Distribution	378.3	(307.8)	70.5	(48.5)	—	(0.0)	22.0
Total segments	20,193.4	(17,845.1)	2,348.3	(849.8)	—	(38.4)	1,460.1
Other segment(5)	108.2	(87.8)	20.4	(22.0)	—	4.1	2.5
Corporate unit(3)	—	—	—	(89.6)	(0.7)	1.5	(88.8)
Reclassifications and eliminations(4)	(4,521.7)	4,395.7	(126.0)	—	—	—	(126.0)
Consolidated	R$15,779.9	R$(13,537.2)	R$2,242.7	R$(961.4)	R$(0.7)	R$(32.8)	R$1,247.8

___________________________

(1)   Includes research and development.

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(2)   Includes Braskem ldesa S.A.P.I., Cetrel and our revenue and expenses related to sales of cyclohexane and cyclohexanone. Prior to January 1, 2012, we recognized investments in jointly controlled companies (i.e., RPR, Propilsur and Polimerica) in our financial statements using the proportional consolidation method. As from January 1, 2012, we have recognized investments in jointly controlled companies in our financial statements using the equity method and as a result, we no longer record revenue and expenses of our jointly controlled companies in any segment.

(3)   Represents expenses of Braskem that are not allocated to any particular segment.

(4)   Eliminations consist primarily of intersegment sales, which are made on an arm's-length basis. Reclassifications consist primarily of revenues arising from the provision of services which are reported as “other operating income (expenses), net” by the operating segments and as “net sales revenue” in the consolidated financial statement.

(5)   Includes jointly-controlled companies accounted for using the proportional consolidation method, Braskem ldesa S.A.P.I., Cetrel and our revenue and expenses related to sales of cyclohexane and cyclohexanone.

The following table sets forth consolidated financial information for the six-month periods ended June 30, 2012 and 2011.

	Six-month Period Ended June 30,
	2012	2011	% Change
	(in millions of reais)

Net sales revenue	R$17,362.6	R$15,779.9	10.0
Cost of sales and services rendered	(15,873.9)	(13,537.2)	17.3
Gross profit	1,488.7	2,242.7	(33.6)
Selling expenses	(194.8)	(164.6)	18.3
Distribution expenses	(266.6)	(228.5)	16.7
General and administrative expenses	(548.1)	(524.5)	4.5
Research and development expenses	(51.3)	(43.8)	17.1
Equity in results of investees	2.1	(0.7)	n.m.
Other operating (expenses) income, net	284.9	(32.8)	n.m.
Operating profit before financial result	714.9	1,247.8	(42.7)
Financial expenses	(2,583.3)	(270.4)	855.4
Financial income	374.0	136.4	174.2
Profit (loss) before income tax and social contribution	(1,494.4)	1,113.8	(234.2)
Income tax and social contribution	613.4	(383.8)	n.m.
Net income (loss)	R$(881.0)	R$730.0	(220.7)

___________________________

n.m.                        Not meaningful.

____________________

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by 10.0% during the six-month period ended June 30, 2012, primarily as a result of (1) a 101.6% increase in net sales revenue of our International Business segment, (2) a 7.2% increase in net sales revenue of our Polyolefins segment, and (3) a 3.3% increase in net sales revenue of our Basic Petrochemicals segment. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 15.9% during the six-month period ended June 30, 2012.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 3.3% during the six-month period ended June 30, 2012, primarily as a result of (1) an 18.4% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to third parties to R$4,384.5 million during the six-month period ended June 30, 2012 from R$3,704.3 million during the corresponding period of 2011, and (2) an 11.6% increase in net sales revenue generated by sales of basic petrochemicals to our other business units to R$4,817.2 million during the six-month period ended June 30, 2012 from R$4,317.6 million during the corresponding period of 2011, both of which were primarily attributable to the negative impact on volumes during the six-month period ended June 30, 2011 of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil and which required us to undertake certain repairs to our plants and reduced the capacity utilization of these plants as we ramped up production to normal utilization levels following this power failure. The effects of these increases were partially offset by a 37.4% decline in net sales revenue generated by sales of naphtha and condensate.

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Net sales revenue generated by sales of:

•     naphtha and condensate declined by 37.4% to R$1,331.2 million during the six-month period ended June 30, 2012 from R$2,125.6 million during the corresponding period of 2011, primarily as a result of our increased consumption of naphtha which reduced the amount of naphtha that we were committed to purchase on international market that was not used by our basic petrochemical operations;

•     intermediates, primarily cumene, declined by 9.0% to R$350.9 million during the six-month period ended June 30, 2012 from R$385.4 million during the corresponding period of 2011, primarily as a result of a scheduled maintenance shutdown during the second half of March 2012 at the plant of our principal customer for cumene;

•     fuels increased by 1.6% to R$521.2 million during the six-month period ended June 30, 2012 from R$512.9 million during the corresponding period of 2011, primarily as a result of a 12.9% increase in the average price that we realized for sales of automotive gasoline, the effects of which were partially offset by a 9.0% decline in sales volumes of automotive gasoline; and

•     utilities, including sales of utilities to our other segments, increased by 5.0% to R$284.4 million during the six-month period ended June 30, 2012 from R$270.7 million during the corresponding period of 2011.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$225.4 million, or 23.7%, increase in net sales revenue generated by sales of BTX products to third parties, (2) a R$130.8 million, or 19.7%, increase in net sales revenue generated by sales of butadiene to third parties, and (3) a R$109.4 million, or 17.1%, increase in net sales revenue generated by sales of ethylene to third parties.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, increased by 6.2% to approximately 261,700 tons during the six-month period ended June 30, 2012 from approximately 246,500 tons during the corresponding period of 2011, principally due to the negative impact on volumes during the six-month period ended June 30, 2011 of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex as a result of the power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of ethylene increased primarily as a result of the 6.5% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, Inc., or HIS, and the effects of the 5.6% average depreciation of the real  against the euro, measured as the change between the average of the daily selling rate of the real  during the six-month period ended June 30, 2011, compared to the average of the daily selling rate during the six-month period ended June 30, 2012 (in each case, as reported by the Central Bank of Brazil).

Sales volume of butadiene to third parties declined by 3.9% to approximately 145,100 tons during the six-month period ended June 30, 2012 from approximately 151,100 tons during the corresponding period of 2011. Domestic sales volume of butadiene to third parties declined by 10.1% to approximately 117,600 tons during the six-month period ended June 30, 2012 from approximately 130,900 tons during the corresponding period of 2011, principally due to a scheduled stoppage of one of our butadiene plants in April 2012, a scheduled maintenance shutdown during the second half of March 2012 at the plant of our principal customer for butadiene, and the decline in domestic demand for butadiene. Export sales volume of butadiene increased by 36.3% during the six-month period ended June 30, 2012, principally due to the increased availability of butadiene for export as a result of our reduced domestic sales during the first half of 2012. The average prices that we realized for sales of butadiene increased primarily as a result of the 10.2% increase in the average U.S. Gulf contract price of butadiene in U.S. dollars, as reported by IHS, and the effects of the 14.4% average depreciation of the real against the U.S. dollar.

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Net sales revenue generated by sales of BTX products to third parties increased as a result of the 10.6% increase in net sales revenue generated by sales of benzene to third parties, the 33.2% increase in net sales revenue generated by sales of para-xylene to third parties, 42.5% increase in net sales revenue generated by sales of toluene to third parties, the 52.5% increase in net sales revenue generated by sales of ortho-xylene to third parties, and the 40.4% increase in net sales revenue generated by sales of mixed xylenes to third parties. Sales volume of benzene to third parties declined by 0.5% and the average prices that we realized for sales of benzene increased primarily as a result of the 1.3% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar. Sales volume of para-xylene to third parties increased by 27.0% and the average prices that we realized for sales of para-xylene increased primarily as a result of the effects of the average depreciation of the real  against the U.S. dollar, the effects of which were partially offset by the 4.8% decline in the average North American contract market price of para-xylene in U.S. dollars, as reported by IHS. Sales volume of toluene to third parties increased by 15.1% and the average prices that we realized for sales of toluene increased primarily as a result of the 10.1% increase in the average North American contract market price of toluene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar. Sales volume of ortho-xylene to third parties increased by 23.5% and the average prices that we realized for sales of ortho-xylene increased primarily as a result of the 13.1% increase in the average North American contract market price of ortho-xylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar. Sales volume of mixed xylenes to third parties increased by 23.7% and the average prices that we realized for sales of mixed xylenes increased primarily as a result of the 9.5% increase in the average North American contract market price of mixed xylenes in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real  against the U.S. dollar.

Sales volume of propylene to third parties increased by 2.3% to approximately 190,800 tons during the six-month period ended June 30, 2012 from approximately 186,500 tons during the corresponding period of 2011. Domestic sales volume of propylene to third parties declined by 1.5% to approximately 107,700 tons during the six-month period ended June 30, 2012 from approximately 109,400 tons during the corresponding period of 2011. Export sales volume of propylene increased by 7.7% during the six-month period ended June 30, 2012, principally due to the increased volume of propylene available for export. The average prices that we realized for sales of propylene declined primarily as a result of (1) the 1.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the effects of the average depreciation of the real  against the euro, and (2) the 18.4% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar, measured as the change between the average of the daily selling rate of the real  during the six-month period ended June 30, 2011, compared to the average of the daily selling rate during the six-month period ended June 30, 2012 (in each case, as reported by the Central Bank of Brazil).

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 7.2% during the six-month period ended June 30, 2012, primarily as a result of a 13.8% increase in net sales revenue generated by sales of polyethylene (including sales of green polyethylene).

Sales volume of polyethylene increased by 10.6% to approximately 1,227,300 tons during the six-month period ended June 30, 2012 from approximately 1,110,000 tons during the corresponding period of 2011. Domestic sales volume of polyethylene increased by 9.8% during the six-month period ended June 30, 2012, principally as a result of the negative impact on volumes during the six-month period ended June 30, 2011 of the unscheduled shutdown of our basic petrochemicals plants in the Northeastern Complex, which reduced the available supply of ethylene, and our polyolefins plants in the Northeastern Complex, both as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. Export sales volume of polyethylene increased by 14.1% during the six-month period ended June 30, 2012, principally due to the increased volume of polyethylene available for export, including “green” polyethylene which we produced primarily for inventory during the six-month period ended June 30, 2011 as we ramped-up production at our new “green” polyethylene facilities. The average prices that we realized for sales of polyethylene increased slightly primarily as a result of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the 1.5%, 1.4% and 3.2% declines in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively.

Sales volume of polypropylene increased by 4.3% to approximately 787,400 tons during the six-month period ended June 30, 2012 from approximately 754,700 tons during the corresponding period of 2011. Domestic sales volume of polypropylene increased by 3.6% during the six-month period ended June 30, 2012, primarily as a result of the increased demand for polypropylene products from producers of raffia, films, appliances and disposables. Export sales volume of polypropylene increased by 6.6%, principally as a result of increased production volumes of our plants due to an increase in available propylene supply. The average prices that we realized for sales of polypropylene declined primarily as a result of the 12.8% decline in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

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Net Sales Revenue of International Business  Segment

Net sales revenue of the International Business segment increased by 101.6% during the six-month period ended June 30, 2012, primarily as a result of our consolidation of the results of the polypropylene business that we acquired from Dow as from October 1, 2011, which generated net sales revenue of R$1,484.2 million during the six-month period ended June 30, 2012, the effects of which were partially offset by a 7.8% decline in net sales revenue generated by sales of polypropylene by the remaining polypropylene operations of this segment. Sales volume of polypropylene by our United States and Europe Unit increased by 120.9% to approximately 848,800 tons during the six-month period ended June 30, 2012 from approximately 384,300 tons during the corresponding period of 2011. The average prices that we realized for sales of polypropylene by our United States and Europe Unit declined primarily as a result of (1) the 18.4% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar, and (2) the 1.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the average depreciation of the real  against the euro.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 8.8% during the six-month period ended June 30, 2012, primarily as a result of a 32.6% increase in net sales revenue generated by sales of caustic soda and a 2.0% increase in net sales revenue generated by sales of PVC.

Sales volume of PVC, substantially all of which we sold in the domestic market during the six-month period ended June 30, 2012, increased by 16.8% to approximately 264,100 tons during this period  from approximately 226,200 tons during the corresponding period of 2011, primarily as a result of the negative impact on volumes during the six-month period ended June 30, 2011 of the unscheduled shutdown of our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of PVC declined primarily as a result of the 10.5% decline in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Sales volume of caustic soda, all of which we sold in the domestic market during the six-month period ended June 30, 2012, increased by 21.4% to approximately 231,100 tons during this period from approximately 190,400 tons during the corresponding period of 2011, primarily as a result of the negative impact on volumes during the six-month period ended June 30, 2011 the unscheduled stoppage of our vinyls plants as a result of a power failure on February 4, 2011 that affected most of the northeastern region of Brazil. The average prices that we realized for sales of caustic soda increased primarily as a result of a 17.5% increase in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS, and the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by the resistance of our customers to price increases in line with international market prices due to the availability of imports of caustic soda at prices lower than international market prices.

We did not sell EDC to third parties during the six-month period ended June 30, 2012 due to our decision to build internal inventories of this product in order to supply our new PVC plant which commenced production on a test basis in May 2012 and is expected to begin producing on an industrial scale beginning in the third quarter of 2012. During  the six-month period ended June 30, 2011, sales volume of EDC, which we did not sell in the domestic market, amounted to approximately 10,800 tons.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 10.3% during the six-month period ended June 30, 2012, principally as a result of an 12.6% increase in net sales revenue generated by sales of solvents and a 3.7% increase in net sales revenue generated by sales of general purpose chemicals. Net sales revenue from sales of solvents increased primarily as a result of increases in prices of the solvents that we distribute and a 24.9% increase in sales volume of aromatic solvents, the effects of which were partially offset by a 42.8% decline in sales volume of synthetic solvents. Net sales revenue from sales of general purpose chemicals increased primarily increases in prices of the general purpose chemicals that we distribute and a 21.0% increase in sales volume of process oils,  the effects of which were partially offset by 16.5% decline in sales volume of blends and a 13.3% decline in sales volume of specialty chemicals.

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Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 17.3% during the six-month period ended June 30, 2012, primarily as a result of (1) a 118.0% increase in the cost of sales and services rendered of the International Business segment, (2) an 8.3% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (3) a 13.0% increase in the cost of sales and services rendered of the Polyolefins segment, (4) a 17.2% increase in the cost of sales and services rendered of the Vinyls segment, and (5) a 12.8% increase in the cost of sales and services rendered of the Chemical Distribution segment. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 18.5% during the six-month period ended June 30, 2012.

Consolidated gross profit declined by 33.6% during the six-month period ended June 30, 2012. Gross margin (gross profit as a percentage of net sales revenue) declined to 8.6% during the six-month period ended June 30, 2012 from 14.2% during the corresponding period of 2011.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 8.3% during the six-month period ended June 30, 2012, primarily as a result of (1) a 5.8% increase in the total sales volume of basic petrochemicals of our Basic Petrochemicals Unit, and (2) the effects of the average depreciation of the real  against the U.S. dollar on the cost in reais  of naphtha. Naphtha and condensate accounted for 74.4% of the Basic Petrochemicals segment’s cost of sales and services rendered during the six-month period ended June 30, 2012 and 61.1% during the corresponding period of 2011.

Gross profit of the Basic Petrochemicals segment declined by 32.6% during the six-month period ended June 30, 2012 and gross margin declined to 7.9% during the six-month period ended June 30, 2012 from 12.1% during the corresponding period of 2011.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 13.0% during the six-month period ended June 30, 2012, primarily as a result of the 8.5% increase in the total sales volume of our Polyolefins segment, and the effects on our Polyolefins and Renewables Unit’s average cost of ethylene of the 6.5% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS and the effects of the average depreciation of the real  against the euro. The effects of these increases were partially offset by the effects on our Polyolefins and Renewables Unit’s average cost of propylene of (1) the 18.4% decline in the average North American contract price of propylene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar, and (2) the 1.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the average depreciation of the real  against the euro.

Gross profit of the Polyolefins segment declined by 39.0% during the six-month period ended June 30, 2012, and gross margin declined to 6.4% during the six-month period ended June 30, 2012 from 11.2% during the corresponding period of 2011.

Cost of Sales of International Business  Segment

Cost of sales of the International Business  segment increased by 118.0% during the six-month period ended June 30, 2012, primarily as a result of our consolidation of the results of the polypropylene business acquired from Dow as from October 1, 2011, which increased cost of sales of this segment by R$1,459.4 million, the effects of which were partially offset by (1) the effects on our United States and Europe Unit’s average cost of propylene of the 1.8% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, the effects of which were partially offset by the average depreciation of the real  against the euro, and (2) a 2.4% decline in the total sales volume of the remaining polypropylene operations of this segment.

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Gross profit of the International Business segment declined by 42.6% during the six-month period ended June 30, 2012, and gross margin declined to 2.9% during the six-month period ended June 30, 2012 from 10.2% during the corresponding period of 2011.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 17.2% during the six-month period ended June 30, 2012, primarily due to (1) a 15.8% increase in the total sales volume of our Vinyls Unit, and (2) the effects on our Vinyls Unit’s average cost of ethylene of the 6.5% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, and the average depreciation of the real  against the euro. The effects of these increases were partially offset by reductions in freight costs. In addition, the increased utilization of our plants resulted in lower fixed costs per unit for our vinyls products, leading to costs increasing by a lower percentage than volume.

Gross profit of the Vinyls segment declined by 95.9% during the six-month period ended June 30, 2012, while gross margin declined to 0.3% during the six-month period ended June 30, 2012 from 7.4% during the corresponding period of 2011.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 12.8% during the six-month period ended June 30, 2012, primarily due to the increased unit cost to our company of the chemical products that we distribute in reais  and the effects of the average depreciation of the real against the U.S. dollar.

Gross profit of the Chemical Distribution segment declined by 0.6% during the six-month period ended June 30, 2012, while gross margin declined to 16.8% during the six-month period ended June 30, 2012 from 18.6% during the corresponding period of 2011.

Selling Expenses

Selling expenses increased by 18.3% during the six-month period ended June 30, 2012, primarily as a result of the increase in our sales volume, particularly the volume of resins. Selling expenses as a percentage of net sales revenue increased slightly to 1.1% during the six-month period ended June 30, 2012 from 1.0% during the corresponding period of 2011.

Distribution Expenses

Distribution expenses increased by 16.7% during the six-month period ended June 30, 2012, primarily as a result of the increase in our sales volume, particularly the volume of resins. Distribution expenses as a percentage of net sales revenue increased slightly to 1.5% during the six-month period ended June 30, 2012 from 1.4% during the corresponding period of 2011.

General and Administrative Expenses

General and administrative expenses increased by 4.5% during the six-month period ended June 30, 2012, primarily as a result of (1) the restructuring of Braskem Europe GmbH due following the acquisition of the Dow polypropylene business, (2) marketing expenses, such as the sponsorship of the Rio+20 Conference on Sustainable Development, and (3) the increase in the balance of the provision for profit-sharing program as a result of our acquisition of the Dow polypropylene business. General and administrative expenses as a percentage of net sales revenue declined to 3.2% during the six-month period ended June 30, 2012 from 3.3% during the corresponding period of 2011.

Research and Development Expenses

Research and development expenses increased by 17.1% during the six-month period ended June 30, 2012, primarily as a result of an increase in the number of employees that are engaged in research and development activities. Research and development expenses as a percentage of net sales revenue remained stable at 0.3%.

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Equity in Results of Investees

Equity in results of investees was a gain of R$2.1 million during the six-month period ended June 30, 2012 compared to a loss of R$0.7 million during the corresponding period of 2011.

Other Operating Expenses, Net

Other operating income, net was R$284.9 million during the six-month period ended June 30, 2012 compared to other operating expense, net of R$32.8 million during the corresponding period of 2011, principally as a result of (1) our recording as other operating income R$263.6 million in damages that Sunoco Chemicals, Inc., or Sunoco, has agreed to pay as a result of its termination effective on June 9, 2012 of our feedstock supply agreement under which Sunoco provided propylene to one of our polypropylene plants in the United States, and (2) our recording as other operating income R$80.5 million in connection with a portion of the discount we realized as a result of our prepayment of R$301.8 million to extinguish R$403.8 million of taxes payable in installments under a settlement that we had entered into under the federal tax installment program established by Law No. 11,941/09.

Operating Income

As a result of the foregoing:

•     operating income of the Basic Petrochemical segment declined by 38.4% to R$673.6 million during the six-month period ended June 30, 2012 from R$1,092.8 million during the corresponding period of 2011, and the operating margin of the Basic Petrochemical segment declined to 5.8% during the six-month period ended June 30, 2012 from 9.7% during the corresponding period of 2011;

•     operating loss of the Polyolefins segment was R$10.5 million during the six-month period ended June 30, 2012 compared to operating income of R$295.2 million during the corresponding period of 2011, and the negative operating margin of the Polyolefins segment was 0.2% during the six-month period ended June 30, 2012 compared to 4.7% during the corresponding period of 2011;

•     operating income of the International Business segment increased by 174.3% to R$224.9 million during the six-month period ended June 30, 2012 from R$82.0 million during the corresponding period of 2011, and the operating margin of the International Business segment increased to 8.2% during the six-month period ended June 30, 2012 from 6.0% during the corresponding period of 2011;

•     operating loss of the Vinyls segment increased by 85.3% to R$59.1 million during the six-month period ended June 30, 2012 from R$31.9 million during the corresponding period of 2011, and the negative operating margin of the Vinyls segment increased to 6.4% during the six-month period ended June 30, 2012 from 3.8% during the corresponding period of 2011; and

•     operating income of the Chemical Distribution segment declined by 13.6% to R$19.0 million during the six-month period ended June 30, 2012 from R$22.0 million during the corresponding period of 2011, and the operating margin of the Chemical Distribution segment declined to 4.6% during the six-month period ended June 30, 2012 from 5.8% during the corresponding period of 2011.

Operating income on a consolidated basis declined by 42.7% during the six-month period ended June 30, 2012. As a percentage of net sales revenue, operating income declined to 4.1% during the six-month period ended June 30, 2012 from 7.9% during the corresponding period of 2011.

Financial Income (Expenses), Net

Financial Income

Financial income increased by 174.2% during the six-month period ended June 30, 2012, primarily due to the effects of a R$217.1 million gain on exchange variation on monetary assets recorded during the six-month period ended June 30, 2012 compared to a R$61.2 million loss recorded during the corresponding period of 2011 as a result of the 7.8% depreciation of the real against the U.S. dollar during the six-month period ended June 30, 2012 compared to the 6.3% appreciation of the real against the U.S. dollar during the corresponding period of 2011, the effects of which were partially offset by a 19.3% decline in interest income to R$121.9 million during the six-month period ended June 30, 2012 from R$151.0 million  during the corresponding period of 2011, principally as a result of the decline in the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, rate.

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Financial Expenses

Financial expenses increased by 855.4% during the six-month period ended June 30, 2012, primarily due to the effects of a R$1,559.0 million loss on exchange variation on monetary liabilities recorded during the six-month period ended June 30, 2012 compared to a R$654.9 million gain recorded during the corresponding period of 2011 as a result of the 7.8% depreciation of the real against the U.S. dollar during the six-month period ended June 30, 2012 compared to the 6.3% appreciation of the real against the U.S. dollar during the corresponding period of 2011.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the six-month periods ended June 30, 2012 and 2011. Income tax and social contribution was a benefit of R$613.4 million during the six-month period ended June 30, 2012 compared to an expense of R$383.8 million during the corresponding period of 2011.

The effective tax rate applicable to our loss before tax, social contribution and participation of non-controlling interest was 41.0% during the six-month period ended June 30, 2012, primarily as a result of the effects of other permanent differences, principally the tax effects of the payment received from Sunoco as a result of its termination effective on June 9, 2012 of our feedstock supply agreement under which Sunoco provided propylene to one of our polypropylene plants in the United States, which increased the effective tax rate applicable to this loss by 7.0%.

The effective tax rate applicable to our income before tax, social contribution and participation of non-controlling interest was 34.5% during the six-month period ended June 30, 2011, primarily as a result of the effects of other permanent differences, which increased our effective tax rate by 5.3%, the effects of which were partially offset by (1) the effects of tax incentives, which reduced our effective tax rate by 3.6%, and (2) the effects of our prepayment of certain taxes, which reduced our effective tax rate by 1.2%.

Net Income (Loss)

We recorded net loss of R$881.0 million during the six-month period ended June 30, 2012, or 5.1% of net sales revenue, compared to net income of R$730.0 million, or 4.6% of net sales revenue, during the corresponding period of 2011.

Liquidity and Capital Resources

Our principal cash requirements for 2012 consist of the following:

•     servicing our indebtedness;

•     working capital requirements;

•     capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•     dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•        cash flows from operating  activities;

•        short-term and long-term borrowings; and

•        sales of debt securities in domestic and international capital markets.

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At June 30, 2012, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At June 30, 2012, our consolidated cash and cash equivalents and held-for-trading securities amounted to R$3,467.4 million. At June 30, 2012, we had a working capital deficit of R$355.4 million. We believe that this deficit primarily reflects (1) our decision to prepay R$403.8 million of taxes payable in installments under a settlement that we had entered into under the federal tax installment program established by Law No. 11,941/09., and the corresponding change of these liabilities from long-term to current liabilities as of June 30, 2012, and (2) the mismatch of the effects of the variation in the exchange rate between the U.S. dollar and the reais  on our certain of our current assets and liabilities. Our U.S. dollar denominated current liabilities are reflected on our balance sheet based on the exchange rate at the end of the reporting period whereas certain of our current assets, principally raw material inventories which are acquired with U.S. dollars and finished goods produced with these raw materials, are reflected on our balance sheet based on the exchange rate in effect when the raw material inventories were acquired. As a result, in periods of significant depreciation of the real, the increase in value of our current liabilities exceeds the increase in value of our current assets. Despite these effects of the depreciation of the real   during the six-month period ended Junes 30, 2012, we believe that this mismatch will reverse as older inventory cycles through our accounts and believe that our working capital is currently adequate for our operations.

Cash Flows

Cash Flows Provided by Operating Activities

Net cash provided by operating activities was R$1,349.9 million during the six-month period ended June 30, 2012 compared to R$1,157.9 million during the corresponding period of 2011. Net cash provided by operating activities increased by R$192.1 million primarily as a result of (1) the effects of a R$1,999.1 million increase in accounts payable to suppliers during the six-month period ended June 30, 2012 compared to a R$548.3 million increase during the corresponding period of 2011, primarily as a result of better payment terms available to our company from our principal Brazilian supplier of raw materials, (2) the effects of the increase in non-cash interest, monetary and exchange variations, net to R$1,611.7 million during the six-month period ended June 30, 2012 compared to R$0.3 million during the corresponding period of 2011, and (3) the effects of a R$149.9 million increase in other accounts payable during the six-month period ended June 30, 2012 compared to a R$183.6 million decline during the corresponding period of 2011, primarily as a result of our recording amounts payable to the non-controlling shareholders of Braskem Idesa in the amount of R$121.5 million that are due in December 2012.

The effects of these factors were partially offset by (1) the effects of our incurrence of a loss before income tax and social contribution of R$1,494.4 million during the six-month period ended June 30, 2012 compared to profit before income tax and social contribution of R$1,113.8 million during the corresponding period of 2011, (2) the effects of a R$358.9 million increase in taxes recoverable during the six-month period ended June 30, 2012 compared to a R$62.4 million increase during the corresponding period of 2011, primarily as a result of our receipt of a refund of a cash refund of PIS and COFINs taxes following the creation of the “Reintegra” program by the federal government that was designed to refund to exporters the federal taxes levied on the production chain for goods sold abroad, (3) the effects of a R$251.3 million increase in trade accounts receivable during the six-month period ended June 30, 2012 compared to an R$18.8 million decrease during the corresponding period of 2011, primarily as a result of a greater concentration of sales during June 2012 than during June 2011, and (4) the effects of a R$897.4 million increase in inventories during the six-month period ended June 30, 2012 compared to a R$649.5 million increase during the corresponding period of 2011, primarily as a result of the increased costs and volumes of our inventories of raw materials and finished goods.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,409.0 million during the six-month period ended June 30, 2012. During the six-month period ended June 30, 2012, investing activities for which we used cash on a consolidated basis primarily consisted of (1) investments of R$797.5 million in new capacity projects, including investments of R$301.2 million for the construction of our facilities in Mexico, R$300.5 million for the construction of our new PVC facilities and R$162.1 million for the construction of our new butadiene plant, (2) investments of R$207.1 million to perform maintenance on our plants during scheduled shutdowns, (3) investments of R$114.7 million in equipment replacement, (4) investments of R$86.0 million in productivity and safety improvements, and (5) investments of R$82.5 million in information technology modernization and increased reliability of our systems.

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Cash Flows Used in Financing Activities

Financing activities provided net cash of R$429.1 million during the six-month period ended June 30, 2012. During the six-month period ended June 30, 2012:

•        we borrowed R$120.0 million and US$15.5 million under our credit facilities with Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES;

•        we issued and sold US$500 million aggregate principal amount of our 5.375% Notes due 2022;

•        we issued and sold US$250.0 million aggregate principal amount of our 5.75% Notes due 2021;

•        we issued and sold US$250.0 million aggregate principal amount of our 7.375% Perpetual Bonds;

•        we borrowed R$200.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in December 2011; and

•        we borrowed R$100.0 million aggregate principal amount under a credit export note facility that we entered into with a Brazilian financial institution in June 2012.

During the six-month period ended June 30, 2012, we used cash:

•        to prepay R$658.4 million, representing all principal amounts outstanding under three credit export note facilities;

•        to prepay R$129.2 million, representing a working capital loan;

•        to prepay US$400.0 million, representing all principal amounts outstanding, under three export prepayment facilities;

•        to make other scheduled payments and prepayments under various of our outstanding debt instruments.

At our annual shareholders’ meeting on April 27, 2012, our shareholders approved the payment of dividends in the amount of R$482.6 million to be paid on or prior to November 20, 2012.

Indebtedness and Financing Strategy

At June 30, 2012, our total outstanding consolidated indebtedness, net of transaction costs, was R$16,693.0 million, consisting of R$1,385.4 million of short-term indebtedness, including current portion of long‑term indebtedness (8.3% of our total indebtedness), and R$15,307.6 million of long-term indebtedness (91.7% of our total indebtedness). On a consolidated basis, our real-denominated indebtedness at June 30, 2012 was R$5,176.7 million (31.0% of our total indebtedness), and our foreign currency-denominated indebtedness was R$11,516.3 million (69.0% of our total indebtedness).

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities, in order to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to adversely affect the quality of our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, including current portion of long-term debt, was R$1,385.4 million at June 30, 2012. We maintain short-term finance lines denominated in reais  with a number of financial institutions in Brazil to finance our working capital needs. Although we have no committed lines of credit with these financial institutions, we believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our relationships with these financial institutions and current market conditions. As of June 30, 2012, the consolidated outstanding balance under these short-term finance lines was R$190.5 million.

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We also obtain short-term financing from time to time through foreign exchange contracts (Adiantamento sobre Contrato de Câmbio), or ACCs, from a variety of Brazilian financial institutions. These ACCs generally have a maturity of less than one year and relatively low interest rates. These ACCs are generally secured by receivables to be generated from future export sales under those contracts. At June 30, 2012, we had no outstanding ACCs.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•     fixed-rate notes issued in the international market;

•     export credit notes;

•     credit facilities with BNDES;

•     export prepayment facilities; and

•     bank credit facilities.

One of our debt instruments requires that we comply with financial covenants, as follows:

•     net debt to EBITDA less than or equal to 4.50 to 1.0 at the end of and for each fiscal quarter until maturity; and

•     EBITDA to net financial expenses greater than or equal to 2.0 to 1.0 at the end of and for each fiscal quarter until maturity.

EBITDA is defined in these debt instruments as operating income less financial expenses, taxes, depreciation and amortization, plus dividends and interest attributable to shareholders’ equity paid to us by our unconsolidated associated companies. The financial ratios are calculated in dollars using (1) the average real/dollar exchange rate during each quarter to calculate EBITDA and financial expenses, and (2) the real/dollar exchange rate at the end of the period to calculate net debt.

For the 12 months ended June 30, 2012:

•     the highest ratio of net debt to EBITDA that we reported under these covenants was 3.5 to 1.0; and

•     the lowest ratio of EBITDA to net financial expenses that we reported under these covenants was 3.3 to 1.0.

Accordingly, we were in compliance with these financial covenants at June 30, 2012, and we believe that we will be able to comply with these financial covenants for the foreseeable future. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At June 30, 2012, R$3,091.7 million of our real-denominated debt and R$460.1 million of our foreign currency-denominated debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

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The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2011. For a summary of the terms of our material outstanding indebtedness as of December 31, 2011, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at June 30, 2012	Final Maturity
	(in millions of U.S. dollars)

11.75% Notes due 2014	84.3	January 2014
9.375% Notes due 2015	65.3	June 2015
8.00% Notes due 2017	130.7	January 2017
7.250% Notes due 2018(1)	500.0	June 2018
7.00% Notes due 2020(1)	747.5	May 2020
5.75% Notes due 2021(1)	997.5	April 2021
5.375% Notes due 2022(1)	500.0	May 2022
7.125% Notes due 2041(2)	500.0	July 2041
7.375% Perpetual Bonds(1)	700.0	—

____________________________

(1)   Represents notes issued by Braskem Finance and guaranteed by Braskem.

(2)   Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Credit Export Note Facilities

We have entered into a several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest at June 30, 2012	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

January 2012	209.5	103% of CDI	Monthly	December 2013
February 2011 (1)	287.1	99% of CDI	Annual(2)	February 2014
June 2010	251.6	12.13%	Bullet maturity	June 2014
June 2011	88.4	98.5% of CDI	Bullet maturity	June 2014
June 2012	100.1	103% of CDI	Bullet maturity	June 2014
April 2007(1)	102.9	7.87%	Bullet maturity	March 2018
November 2006(1)	159.5	8.1%	Bullet maturity	May 2018
April 2011	458.5	112.5% of CDI	Bullet maturity	April 2019
May 2007(1)	152.6	7.85%	Bullet maturity	May 2019
August 2011	403.2	112.5% of CDI	Bullet maturity	August 2019
January 2008(1)	312.4	7.3%	Bullet maturity	February 2020

_________________________________

(1)   Facility denominated in U.S. dollars.

(2)   Principal of this facility is due in payments of R$50.0 million in February 2013 and R$200.0 million in February 2014.

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Credit Facilities with BNDES

Term Loan Facilities

As of June 30, 2012, the principal amount outstanding under our term loan facilities with BNDES was R$2,952.7  million. We have not entered into any material term loan facilities with BNDES since December 31, 2011.  For a summary of the terms of our material outstanding term loan facilities with BNDES as of December 31, 2011, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Stand-by Credit Facilities

As of June 30, 2012, the principal amount outstanding under our revolving stand-by credit facilities with BNDES was R$1,258.3 million. In March 2012, BNDES made disbursements in an aggregate principal amount of R$120.0 million and US$15.5 million under a revolving stand-by credit facility that we entered into with BNDES in November 2011. We have not entered into any material revolving stand-by credit facilities with BNDES since December 31, 2011. For a summary of the terms of our material outstanding revolving stand-by credit facilities with BNDES as of December 31, 2011, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Export Prepayment Agreements

We have entered into a several export prepayment agreements. One of our export prepayment agreements is secured by certain of our export receivables. The table below sets forth our significant outstanding export prepayment agreements, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal Amount at June 30, 2012	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)

May 2010	150.0	LIBOR + 2.40%	Bullet maturity	May 2015
December 2010	100.0	LIBOR + 2.47%	Semi-annual (1)	December 2017
March 2011	200.0	LIBOR + 1.20%	Bullet maturity	February 2021

____________________________

(1)   Amortization on this facility commences in December 2015.

On March 1, 2012, the Brazilian federal government introduced changes to the regulations applicable to new export prepayment financings. These regulations limit the tenor of new export prepayment financings to 360 days and exclude financial institutions as eligible lenders. Exporters may continue to obtain long-term financing from foreign financial institutions.

Although export prepayment facilities have historically accounted for an important part of our financing strategy, as of June 30, 2012, they accounted for only 5.6% of our outstanding indebtedness. While we continue to analyze the possibility of using export prepayments in the future, we do not believe that our future funding sources will be materially constrained by the new regulations, due to the availability of alternative financing sources.

Bank Credit Facilities

From September to December 2011 we entered into five loan agreements, each in the aggregate amount of US$50.0 million, with Brazilian and international financial institutions. We are using the loan proceeds to finance the manufacturing and sale of chemical, petrochemical and ethanol-based products. The loans bear interest at LIBOR plus 1.70% to LIBOR plus 2.25%, and mature between March 2015 and December 2016.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 05, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.